UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                March 14, 2019

  By E-Mail

  Mark Gordon, Esq.
  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019

          Re:     Entegris, Inc.
                  Registration Statement on Form S-4
                  Filed on February 28, 2019
                  File No. 333-229931

  Dear Mr. Gordon:

         We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  Summary, page 15

  1. Please revise the disclosure relating to the governance of the combined company on page
          22 and elsewhere in your registration statement to state who will select the four individuals designated by each company to serve on the board of directors of the combined company and the basis upon which those individuals will be selected.

  2. Please revise the disclosure relating to the regulatory approvals necessary to close the merger on page 24 and elsewhere in your registration statement to state the foreign jurisdictions from which you will need such approval.

  The Merger, page 77

  3. We note that the disclosure under the caption "Certain Estimated Synergies" (page 115)
          you disclose estimated synergies from the merger within 12 months of the closing of $75
 Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
March 14, 2019
Page 2

       million. We note in your letter to shareholders dated March 8, 2019 that your estimate of synergies is currently $125 million. Please update your disclosure in the registration statement.

Form of Proxy Card

4. Please revise the forms of proxy to clearly identify each as being preliminary. Refer to
       Rule 14a-6(e)(1) of Regulation 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions